 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Cumming, John W. (Last) (First) (Middle) c/o Hologic, Inc. 35 Crosby Drive (Street) Bedford, MA 01730 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Hologic, Inc. HOLX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 09/17/2002 5. If Amendment, Date of Original (Month/Day/Year) 09/19/2002
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President & Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, $.01 par value	08/28/2002	See footnote*	S		80	D	$10.421
Common Stock, $.01 par value								$4,320	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Option**(Right to buy)	$5.625							6/25/1999	6/25/2009	COMMON STOCK	30,000	$
Option**(Right to buy)	$7.6875							11/25/2000***	8/25/2010	COMMON STOCK	100,000	$
Option**(Right to buy)	$5.00							1/25/2001**	10/25/2010	COMMON STOCK	70,000	$
Option**(Right to buy)	$5.78							10/31/2001***	7/31/2011	COMMON STOCK	150,000	$
Option**(Right to buy)	$5.05							10/01/2002***	10/01/2011	COMMON STOCK	1,000	$
Option**(Right to buy)	$10.26							11/13/2002***	11/13/2011	COMMON STOCK	50,000	$
Option**(Right to buy)	$9.50	9/17/02		A		75,000		9/17/2003***	9/17/2012	COMMON STOCK	75,000	$
	$												$476,000	D
Explanation of Responses:

*Shares were sold in connection with a margin call by the Reporting Person's broker pursuant to a transaction which the Reporting Person did not become aware of until September 17, 2002. Proceeds received by the Reporting Person, net of commissions and other costs of execution of $45.03, were $788.65 or $9.858125 per share, which is less than the net price per share paid by the Reporting Person for any purchase of the Company's shares within six months of the date of execution.
**Employee Stock Option
***Subject to vesting schedule

By: /s/ John W. Cumming 09/19/02 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.